FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

     For the month of July, 2004.

ROGERS CABLE INC.

(Translation of registrant’s name into English)

333 Bloor Street East, 7th Floor Toronto, Ontario M4W 1G9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS CABLE INC.

By:	/s/ Donald W. Huff Donald W. Huff Senior Vice President, Finance

Date: July 21, 2004.

Exhibit Index
INTERIM REPORT

Exhibit Index

Exhibit Number	Description

99.1	Interim report and financial statements of Rogers Cable Inc. for the second quarter and six months ended June 30, 2004.
.